Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of The Hackett Group, Inc. The Offer (as defined below) is made solely by the Offer to Purchase, dated November 5, 2025, and the Letter of Transmittal, as they may be amended or supplemented from time to time. We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with any applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares residing in that jurisdiction, provided that we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of The Hackett Group, Inc. by the Dealer Manager (as defined below) or one or more brokers or dealers registered under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

The Hackett Group, Inc.

of

Up to $40 Million in Value of Shares of its Common Stock

At a Purchase Price

Not Greater Than $21.00 per Share

Nor Less Than $18.30 per Share

The Hackett Group, Inc., a Florida corporation (the “Company”), is offering to purchase up to $40 million in value of shares of its common stock, $0.001 par value per share (the “Shares”), at a price not greater than $21.00 nor less than $18.30 per Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated November 5, 2025 (the “Offer to Purchase”), and the Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE

AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON

DECEMBER 4, 2025, UNLESS THE OFFER IS EXTENDED OR TERMINATED.

The Offer is not conditioned upon any minimum number of Shares being tendered and is not subject to a financing condition. The Offer is, however, subject to other conditions as set forth in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, which will be conducted through a modified “Dutch auction” process, the Company will determine a single per Share purchase price, not greater than $21.00 nor less than $18.30 per Share, to the seller in cash, less any applicable withholding taxes and without interest, that the Company will pay for Shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of Shares tendered and the prices specified by tendering stockholders. The Company will select the single lowest purchase price (in multiples of $0.10) within the price range specified above that will allow it to purchase up to $40 million in value of Shares. If, based on the purchase price determined by the Company, Shares having an aggregate value of less than $40 million are properly tendered and not properly withdrawn from the Offer, the Company will select the lowest price that will allow the Company to buy all the Shares that are properly tendered and not properly withdrawn from the Offer. All Shares the Company purchases in the Offer will be acquired at the same purchase price regardless of whether any stockholder tenders at a lower price. Only Shares properly tendered at prices at or below the purchase price selected by the Company and not properly withdrawn will be purchased. However, because of the proration and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the Shares tendered at or below the purchase price if, based on the purchase price determined by the Company, more than $40 million in value of Shares are properly tendered and not properly withdrawn from the Offer. Shares not purchased in the Offer will be returned to the tendering stockholders at the Company’s expense promptly after the expiration date of the Offer. The Company reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the value of Shares sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission (the “SEC”), the Company may increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer.

As of November 3, 2025, there were approximately 27,130,815 Shares issued and outstanding. At the maximum purchase price of $21.00 per Share, the Company could purchase 1,904,761 Shares if the Offer is fully subscribed, which would represent approximately 7.02% of the issued and outstanding Shares as of November 3, 2025. At the minimum purchase price of $18.30 per Share, the Company could purchase 2,185,792 Shares if the Offer is fully subscribed, which would represent approximately 8.06% of the issued and outstanding Shares as of November 3, 2025. The Shares are listed and traded on the Nasdaq Stock Market under the symbol “HCKT.” Stockholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the Offer.

The Offer will expire at 12:00 midnight, New York City time, at the end of the day on December 4, 2025, unless the Company exercises its right, in its sole discretion, to terminate the Offer or to extend the period of time during which the Offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

In accordance with the instructions to the Letter of Transmittal, stockholders desiring to tender Shares must specify the price or prices, not greater than $21.00 nor less than $18.30 per Share, at which they are willing to sell their Shares to the Company in the Offer. Alternatively, stockholders desiring to tender Shares can choose not to specify a price and, instead, elect to tender their Shares at the purchase price ultimately paid for Shares properly tendered and not properly withdrawn from the Offer, which could result in the tendering stockholder receiving the minimum price of $18.30 per Share. See the Offer to Purchase for recent market prices for the Shares. Stockholders desiring to tender Shares must follow the procedures set forth in the Offer to Purchase and in the Letter of Transmittal.

If the conditions to the Offer have been satisfied or waived and Shares having a value of $40 million or less have been properly tendered and not properly withdrawn prior to the expiration of the Offer, the Company will purchase all Shares properly tendered and not properly withdrawn. If the conditions to the Offer have been satisfied or waived and Shares having a value in excess of $40 million, measured at the maximum price at which such Shares have been properly tendered and not properly withdrawn prior to the expiration of the Offer, the Company will purchase Shares as follows:

•

first, subject to the conditional tender provisions described in the Offer to Purchase, on a pro rata basis, with appropriate adjustment to avoid purchases of fractional Shares, from all stockholders who have properly tendered Shares at or below the purchase price selected by the Company and have not properly withdrawn them prior to the expiration of the offer; and

•	second, if necessary to permit the Company to purchase Shares having a value of $40 million (or such greater amount as the Company may elect to purchase, subject to applicable law), from stockholders who have properly tendered Shares at or below the purchase price selected by the Company conditionally (for which the condition was not initially satisfied), by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn them prior to the expiration of the Offer.

For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to the proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the purchase price selected by the Company and not properly withdrawn only when, as and if the Company gives oral or written notice to the Depositary of the Company’s acceptance of the Shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the per Share purchase price for all of the Shares accepted for payment pursuant to the Offer promptly after the expiration date of the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of: (i) certificates for Shares or a timely book-entry confirmation of the deposit of Shares into the Depositary’s account at the book-entry transfer facility (as defined in the Offer to Purchase); (ii) a properly completed and duly executed Letter of Transmittal, including any required signature guarantee (or, in the case of a book-entry transfer, an agent’s message (as defined in the Offer to Purchase)); and (iii) any other required documents.

Because of the difficulty in determining the number of Shares properly tendered and not properly withdrawn from the Offer, and because of the proration and conditional tender provisions described in the Offer to Purchase, the Company expects that it will not be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until at least two business days after the expiration date of the Offer. The preliminary results of any proration will be announced by press release as promptly as practicable after the expiration date of the Offer.

Tenders of Shares are irrevocable, except that such Shares may be withdrawn at any time prior to the expiration of the Offer and, unless such Shares have been accepted for payment as provided in the Offer, stockholders may also withdraw their previously tendered Shares at any time after 12:00 Midnight, New York City time, at the end of the day on January 5, 2026, the 40th business day after the commencement of the Offer. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at the address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those Shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the stockholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If Shares have been tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility’s procedures.

The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties, subject to a challenge of such determination in a court of competent jurisdiction. None of the Company, its Board of Directors, BofA Securities, Inc., as Dealer Manager (the “Dealer Manager”), Georgeson LLC, as the information agent (the “Information Agent”), Computershare Trust Company, N.A., as the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Company is making the Offer because we believe that the modified Dutch auction tender offer set forth in the Offer to Purchase represents an efficient mechanism to provide all of the Company’s stockholders with the opportunity to tender all or a portion of their Shares and thereby receive a return of some or all of their investment if they so elect. The Offer provides stockholders (particularly those who, because of the size of their shareholdings, might not be able to sell their Shares without potential disruption to the Share price) with an opportunity to obtain liquidity with respect to all or a portion of their Shares without potential disruption to the Share price. In addition, if the Company completes the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations.

The Offer also provides stockholders with an efficient way to sell their Shares without incurring broker’s fees or commissions associated with open market sales.

The receipt of cash for tendered Shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for gain or loss treatment or (2) a distribution in respect of stock from the Company, as described in Section 13 of the Offer to Purchase. Because it is unclear which characterization applies, the Depositary or other applicable withholding agent may treat such payment as a dividend distribution for withholding purposes. Accordingly, payments to non-U.S. Holders (as defined in the Offer to Purchase) may be subject to withholding at a rate of 30% of the gross proceeds paid, unless the non-U.S. Holder establishes an entitlement to a reduced or zero rate of withholding by timely completing, under penalties of perjury, the applicable Internal Revenue Service Form W-8. A non-U.S. Holder may also be subject to tax in other jurisdictions on the disposal of Shares. All stockholders should read carefully the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and should consult their own tax advisors with respect to their particular circumstances.

The Company’s Board of Directors has authorized the Company to make the Offer. However, none of the Company, the members of its Board of Directors, the Dealer Manager, the Information Agent, or the Depositary makes any recommendation to any stockholder as to whether to tender or refrain from tendering any Shares or as to the price or prices at which stockholders may choose to tender their Shares. None of the Company, the members of its Board of Directors, the Dealer Manager, the Information Agent, or the Depositary has authorized any person to make any recommendation with respect to the Offer. Stockholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which they will tender their Shares. In doing so, stockholders should consult their own financial and tax advisors and read carefully and evaluate the information in the Offer to Purchase and in the Letter of Transmittal before making any decision with respect to the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) of the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the SEC a Tender Offer Statement on Schedule TO, which includes certain additional information relating to the Offer.

The Company is mailing the Offer to Purchase and the related Letter of Transmittal to record holders of Shares whose names appear on the Company’s stockholder list, and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. The Offer is explained in detail in those materials.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager, at their respective addresses and telephone numbers set forth below. Please direct requests for copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

BofA Securities, Inc.

51 West 52nd Street, 6th Floor	Bank of America Tower
New York, NY 10019	One Bryant Park
Shareholders, Banks and Brokers	New York, New York 10036
Toll Free: (866) 989-5463	Call toll-free: (888) 803-9655

November 5, 2025